The Boeing Company 100 North Riverside Chicago IL 60606-1596

February 9, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in the Annual Report on Form 10-K for the year ended December 31, 2016 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Boeing Company has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the U.S. Securities and Exchange Commission on February 8, 2017 and amended on February 9, 2017 to file Exhibit 99.2, which sets forth information incorporated by reference.
Sincerely,

THE BOEING COMPANY

By:	/s/ Robert E. Verbeck
Robert E. Verbeck
Senior Vice President, Finance and Corporate Controller